UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,169,741

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,169,741

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,169,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 65,944,133 shares of Common Stock issued and outstanding as of February 21, 2018, as set forth in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Based on 65,944,133 shares of Common Stock issued and outstanding as of February 21, 2018, as set forth in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         Based on 65,944,133 shares of Common Stock issued and outstanding as of February 21, 2018, as set forth in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2018.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,461,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,461,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)         Based on 65,944,133 shares of Common Stock issued and outstanding as of February 21, 2018, as set forth in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2018.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, and Amendment No. 12, filed on February 5, 2018 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 13 to the Schedule 13D.

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

As previously disclosed, on January 31, 2018, TRT Holdings delivered to the Issuer a subscription agreement relating to the purchase of an additional $10,000,000 of Common Stock (the “Subscription Agreement”) and certain of the Reporting Persons and certain other holders (collectively, the “Supporting Noteholders”) of the Issuer’s 8.00% senior notes due June 1, 2020 (the “Notes”) and the Issuer entered into an exchange agreements (the “Exchange Agreement”) whereby, inter alia and pursuant to the terms of the Exchange Agreement, each Supporting Noteholder and certain of the Reporting Persons will transfer to the Issuer, and the Issuer shall acquire, directly or indirectly, all of the Notes held by such persons (approximately $497,000,000 aggregate principal amount of Notes) in exchange for shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), and new senior secured second lien notes (the “Second Lien Notes”) (such proposed exchange, the “Exchange Transaction”).  The closing of the Exchange Transaction is conditioned upon, among other things, the Issuer raising at least $156 million in total value comprised of (i) at least 50% in new cash contributions from the sale of Common Stock and (ii) no more than 50% from the fair market value of additional assets acquired, which assets will represent non-operating interests in the Williston Basin shale play (the “Equity Raise”).

On March 20, 2018, the Issuer and the Supporting Noteholders entered into an amendment to the Exchange Agreement (the “First Amendment”). Among other things, the First Amendment provided an updated Second Lien Notes term sheet, which term sheet was also included in the amendment to the Issuer’s first lien term loan credit agreement entered into on March 18, 2018. The First Amendment also provided that if the Issuer releases any purchaser of equity in the Equity Raise from any lock-up, then the Issuer will be required to release the Supporting Noteholders from the lock-up that they agreed to pursuant to the Exchange Agreement to the same extent as such purchaser (based on the relative percentage of shares released from such lock-up).

On April 2, 2018, the Issuer and the Supporting Noteholders entered into a second amendment to the Exchange Agreement (the “Second Amendment”). Among other things, the Second Amendment reduced the minimum amount of the Equity Raise to $140,000,000 in gross proceeds while providing the Common Stock in the Equity Raise be issued solely for cash. The Second Amendment also changed the expiration date of the Exchange Agreement from May 31, 2018, to May 15, 2018. Additionally, TRT Holdings and the Issuer entered into an amendment to the Subscription Agreement, which reduced the minimum amount of the Equity Raise to $140,000,000 in gross proceeds (see Exhibit B of Exhibit 99.2 hereto).

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.                       Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 99.1                              Amendment No. 1 to Exchange Agreement

Exhibit 99.2                              Amendment No. 2 to Exchange Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of April 5, 2018

TRT Holdings, Inc.

	By:	/s/ T. Blake Rowling
		Name:	T. Blake Rowling
		Title:	President

Cresta Investments, LLC

	By:	/s/ Michael G. Smith
		Name:	Michael G. Smith
		Title:	Secretary

Cresta Greenwood, LLC

	By:	/s/ Michael G. Smith
		Name:	Michael G. Smith
		Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).